VIA FEDERAL EXPRESS AND EDGAR

June 29, 2007

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	VuBotics, Inc.
Form 10-KSB Filed for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-KSB/A Filed for Fiscal Year Ended December 31, 2006
Filed June 15, 2007
File No. 0-28883

Dear Mr. Kronforst:

This letter sets forth the responses of VuBotics, Inc. (the “Company”) to the comments of the Securities and Exchange Commission (the “Commission”) staff relating to the filing referenced above contained in the letter from you, dated June 20, 2007 (the “Comment Letter”).  The Company’s responses are set forth below and are numbered to correspond to the numbers contained within the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14.

1.                                      We note that you did not provide the disclosures required by Item 304 of Regulation S-B in your amended Form 10-KSB as previously requested.  In addition, we noted that you also changed accountants during fiscal 2005.  Please file another amendment to your Form 10-KSB that includes these required disclosures.

Company response:

We filed a second Form 10-KSB/A on June 29, 2007 in which we included the disclosures required by Item 304 of Regulation S-B in connection with our change in accountants during fiscal 2006 and 2005.

As requested, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 474-2576 if you have questions regarding our responses to your comments to the Company’s Form 10-KSB and the Form 10-KSB/A for the fiscal year ended December 31, 2006 and related matters.

Sincerely,

VUBOTICS, INC.

/s/ Phillip E. Lundquist

Name:  Phillip E. Lundquist

Title:  Chief Executive Officer